UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 8, 2014

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS IMPLEMENTING NEW COAL WASHING TECHNOLOGY AT ELGA COAL COMPLEX

Moscow, Russia – August 8, 2014 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports implementing a new coal washing and dewatering technology at Elga Coal Complex’s seasonal washing plant. Investment in this project totaled some two million US dollars.
The launch of two membrane filter presses produced by Tecnicas Hidraulicas will enable the complex to filter slime waters under pressure and make intensive mechanical dewatering of small coal fractions. This technology will boost the seasonal washing plant’s end-product capacity by 10% (from 2 million tonnes to
2.3 million tonnes annually) and reduce the facility’s consumption of process water by 2.5-3 times.
Currently work still continues on transferring Elga’s seasonal washing plant to all-year operation mode. The works are scheduled to be completed in
October-November, which will enable the plant to reach 2.7-million-tonne annual capacity.
The new technology enables the plant to loop the ultrafine coal and clarified water system and fully exclude the possibility of waste waters getting into external hydraulic facilities. This complies with the ecological safety requirements as set in the Russian environment protection law.
 “Construction of Elga Coal Complex’s facilities is being conducted exclusively with the use of state-of-the-art technologies that will enable us to make the
Elga project one of global leaders by its cost efficiency and profit. Besides, we make maximum effort to increase the quality of our coal products, which is, in our conviction, the project’s trademark,” Mechel OAO’s Chief Executive
Officer Oleg Korzhov commented.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 70,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: August 8, 2014	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO